Exhibit 99.1

Amynta Group Acquires Ambridge Group from Brit, a subsidiary of Fairfax

NEW YORK, TORONTO and LONDON, January 9, 2023 – Amynta Group, Brit Ltd (“Brit”), a subsidiary of Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), and Fairfax today announced a strategic partnership in which Amynta will acquire Ambridge Group, the MGU operations of Brit, for $400 million and enter into a multi-year agreement for Brit to be a significant capacity partner to Ambridge. The transaction includes Ambridge in the U.S. and international units in the United Kingdom and Germany. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2023.

Ambridge is a leading global Managing General Underwriter (MGU), offering a broad range of transactional, specialty casualty, cyber, professional liability and reinsurance coverages. Ambridge places over $600 million of gross premium written on behalf of Brit and a number of highly rated global insurers. Ambridge was founded 22 years ago by Jess Pryor, Executive Chairman of Ambridge, and Jeff Cowhey, Chief Executive Officer of Ambridge, who will continue to lead the Company.

“We are very excited to welcome Jess, Jeff and the Ambridge team to Amynta. Ambridge is a high-quality company with an outstanding management team and a successful long term track record built around innovation, service and underwriting excellence,” said Robert Giammarco, Chairman and CEO of Amynta Group. “Ambridge significantly expands our MGA business, now writing over $2 billion in premiums, and significantly increases our business in the E&S market. Ambridge will operate on a decentralized basis and we look forward to supporting Jess, Jeff and the Ambridge team in growing their business over the long term.”

Jess Pryor, Executive Chairman of Ambridge, commented: “This is exciting news for Ambridge, our people, and our partners. As part of the Brit Group, we have developed into a leading specialist MGU and Amynta is the right partner to enable our continued growth and evolution. Their focus on working with entrepreneurial MGUs, underpinned by deep experience and strong market relationships, makes them a natural fit for Ambridge and our customers. Their platform supports our underwriting and service led model and will enable us to continue delivering innovative solutions to our customers. I would like to extend our thanks to Brit, who have been fantastic owners, and I look forward to building on our partnership.”

Martin Thompson, CEO of Brit, commented: “Jess and Jeff have built a great business in Ambridge and, with the combination with BGSU in 2021, established a highly regarded and fast-growing international MGA. While we are proud of what we have helped to create, we believe now is the appropriate time for Brit to realise the value of its investment as we focus our strategic priorities on our core underwriting capabilities across our broad distribution networks and our investment in building out market leading digital capabilities to support this. In Amynta we were pleased to find the perfect owners to take Ambridge forward, in particular as they are building a high quality MGA business. Importantly, Ambridge and Amynta remain key partners for Brit, and we look forward to a long and deep relationship with them as an independent MGA.”

About Amynta

Amynta Group is a premier insurance services company with more than $3.5 billion in total managed premium and 2,000 associates across North America, Europe, and Australia. An independent, customer-centered and underwriting-focused company, Amynta serves leading carriers, wholesalers, retail agencies, auto dealers, OEMs, and consumer product retailers with innovative insurance and warranty protection solutions. Amynta operates through three segments: Managing General Agencies; Warranty, including automotive, consumer and specialty equipment; and Specialty Risk Services. For more information, please visit amyntagroup.com.

About Brit

Brit is a market-leading global specialty insurer and reinsurer focused on underwriting complex risks. It has a major presence in Lloyd’s of London, the world’s specialist insurance market provider, with significant US and international reach. Brit underwrites a broad class of commercial specialty insurance with a strong focus on property, casualty and energy business. Its capabilities are underpinned by robust financials. Brit is a subsidiary of Fairfax. For more information, please visit britinsurance.com.

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Amynta Media Contact:

Brenna Tetley

Phone: +1.646.887.9498

Email: Brenna.Tetley@amyntagroup.com

Amynta Mergers & Acquisitions Contact:

Chris Ezbiansky

Phone: +1.646.887.9495

Email: Chris.Ezbiansky@amyntagroup.com

Brit Media Contact:

Phone: +44 20 7632 5046

Email: britinsurance@fticonsulting.com

Fairfax Media Contact:

John Varnell, Vice President, Corporate Development

Phone: +1.416.367.4941

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